Exhibit 99.2

Consolidated Financial Statements of
Triple Flag Precious Metals Corp.

For the years ended December 31, 2024 and 2023

(Expressed in United States Dollars)

Management’s Report on Internal Control Over Financial Reporting

Triple Flag Precious Metals Corp.’s (“Triple Flag”) management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Triple Flag’s management, with the participation of its Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2024. Triple Flag’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Company's internal control over financial reporting is effective as of December 31, 2024.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2024, has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein.

/s/ Sheldon Vanderkooy	/s/ Eban Bari
Sheldon Vanderkooy, Chief Executive Officer	Eban Bari, Chief Financial Officer

February 19, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Triple Flag Precious Metals Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Triple Flag Precious Metals Corp. and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of income, of cash flows and of changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of indicators of impairment of mineral interests

As described in notes 3, 4 and 12 to the consolidated financial statements, the carrying value of mineral interests amounted to $1,647 million as of December 31, 2024. Management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable. If impairment indicators exist, management estimates the recoverable amount at the cash-generating unit (CGU) level. Management considers each mineral stream or royalty agreement to be a separate CGU, which is the lowest level for which cash inflows are largely independent of those of other interests. Management applies significant judgment in assessing whether impairment indicators exist, including, among others, significant adverse changes to (i) future production and operator reserve and resource estimates; (ii) current and forecast commodity prices; (iii) industry or economic trends; and (iv) other relevant operator information.

The principal considerations for our determination that performing procedures relating to the assessment of indicators of impairment of mineral interests is a critical audit matter are (i) the significant judgment by management when assessing whether there were indicators of impairment that would require an impairment analysis to be performed and (ii) a high degree of auditor judgment, subjectivity and effort in evaluating management’s assessment of indicators of impairment related to significant changes in future production and operator reserve and resource estimates, current and forecast commodity prices, industry or economic trends and other relevant operator information.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of indicators of impairment of mineral interests. These procedures also included, among others, evaluating the reasonableness of management’s assessment of impairment indicators for a sample of mineral stream and royalty agreements, related to significant adverse changes to (i) future production and operator reserve and resource estimates; (ii) current or forecast commodity prices; (iii) industry or economic trends; and (iv) other relevant operator information, by considering (i) current and past performance of the mineral stream or royalty; (ii)

consistency with external market and industry data; (iii) publicly disclosed or other relevant operator information; and (iv) consistency with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 19, 2025

We have served as the Company’s auditor since 2018.

Triple Flag Precious Metals Corp.

Consolidated Balance Sheets

As at December 31 ($US thousands)	2024	2023
ASSETS
Cash and cash equivalents (Note 7)	$36,245	$17,379
Amounts receivable and prepaid expenses (Note 8)	16,953	13,725
Prepaid gold interests (Note 11a)	14,252	7,699
Inventory (Note 9)	3,835	1,392
Investments (Note 11b)	3,010	6,248
Income tax receivable	1,066	1,605
Loans receivable (Note 10)	284	8,990
Current assets	75,645	57,038

Mineral interests (Note 12)	1,646,634	1,773,053
Prepaid gold interests (Note 11a)	35,287	32,549
Deferred income tax (Note 21b)	8,446	9,343
Loans receivable (Note 10)	1,500	18,986
Other assets	2,467	3,495
Non-current assets	1,694,334	1,837,426

TOTAL ASSETS	$1,769,979	$1,894,464

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities (Note 14)	$23,090	$15,666
Income tax payable	3,718	1,259
Lease obligation	318	390
Current liabilities	27,126	17,315

Deferred income tax (Note 21b)	2,934	3,638
Lease obligation	1,373	1,756
Debt (Note 15)	—	57,000
Other non-current liabilities	2,826	4,014
Non-current liabilities	7,133	66,408

Shareholders’ equity
Share capital (Note 22)	1,744,341	1,749,180
(Deficit) retained earnings	(23,773)	46,831
Other	15,152	14,730
	1,735,720	1,810,741

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,769,979	$1,894,464

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Sheldon Vanderkooy	/s/ Susan Allen
Sheldon Vanderkooy, Director	Susan Allen, Director

Triple Flag Precious Metals Corp.

Consolidated Statements of Income

For the years ended December 31 ($US thousands, except per share information)	2024	2023

Revenue (Note 26)	$268,991	$204,024

Cost of sales
Cost of sales excluding depletion	(38,227)	(36,840)
Depletion	(75,554)	(65,108)
Gross profit	155,210	102,076

General administration costs (Note 16)	(21,755)	(20,095)
Business development costs (Note 16)	(3,405)	(4,219)
Impairment charges and expected credit losses (Note 13)	(148,034)	(36,830)
Operating (loss) income	(17,984)	40,932

Loss on disposition of mineral interests (Note 12)	—	(1,000)
Increase in fair value of investments and prepaid gold interests (Note 11)	12,775	1,467
Finance costs, net (Note 17)	(5,073)	(4,122)
Other expenses	(1,766)	—
Sustainability initiatives	(903)	(670)
Foreign currency translation gain (loss)	181	(218)
Other income (expenses)	5,214	(4,543)

(Loss) earnings before income taxes	(12,770)	36,389
Income tax expense (Note 21)	(10,314)	(107)
Net (loss) earnings	$(23,084)	$36,282

(Loss) earnings per share (Note 29)
Basic	$(0.11)	$0.18
Diluted	$(0.11)	$0.18

The accompanying notes form an integral part of these consolidated financial statements.

Triple Flag Precious Metals Corp.

Consolidated Statements of Cash Flows

For the years ended December 31 ($US thousands)	2024	2023

Operating activities
Net (loss) earnings	$(23,084)	$36,282
Adjustments for the following items:
Depletion	75,554	65,108
Non-cash cost of sales from prepaid gold interests and other (Note 6 and 11)	16,919	15,972
Amortization	346	369
Impairment charges and expected credit losses (Note 13)	148,034	36,830
Loss on disposal of mineral interests	—	1,000
Increase in fair value of investments and prepaid gold interests (Note 11)	(12,775)	(1,467)
Stock-based compensation expense	422	3,406
Income tax expense (Note 21)	10,314	107
Finance charges and other costs, net	4,991	4,346
Operating cash flow before working capital and taxes	220,721	161,953
Income taxes paid, net	(6,992)	(6,083)
Change in working capital (Note 28)	(226)	(1,732)
Operating cash flow	213,503	154,138

Investing activities
Acquisition of mineral interests (Note 12)	(57,489)	(190,895)
Proceeds on disposal of mineral interests	366	1,700
Proceeds on sale of investments	3,083	—
Acquisition of loans	(14,639)	(21,043)
Acquisition of prepaid gold interests, investments and other (Note 6 and 11)	(13,281)	(2,741)
Net cash used in investing activities	(81,960)	(212,979)

Financing activities
Proceeds from issuance of debt (Note 15)	63,000	130,000
Repayments of debt (Note 15)	(120,000)	(73,000)
Proceeds from exercise of stock options and warrants (Note 22)	1,758	16,837
Normal course issuer bid ("NCIB") purchase of common shares (Note 22)	(8,917)	(20,713)
Dividends paid (Note 22)	(43,279)	(41,311)
Repayments and interest on lease obligation	(431)	(436)
Payments of interest and other	(4,731)	(6,254)
Net cash (used in) from financing activities	(112,600)	5,123
Effect of exchange rate changes on cash and cash equivalents	(77)	(1)
Increase (decrease) in cash and cash equivalents during the year	18,866	(53,719)
Cash and cash equivalents at beginning of the year	17,379	71,098
Cash and cash equivalents at end of the year	$36,245	$17,379

The accompanying notes form an integral part of these consolidated financial statements.

Triple Flag Precious Metals Corp.

Consolidated Statements of Changes in Equity

($US thousands, except share information)	Common Shares	Share Capital	(Deficit) Retained Earnings	Other	Total

At January 1, 2023	155,685,593	$1,250,194	$63,670	$4,615	$1,318,479

Shares issued to Maverix shareholders	45,097,390	491,111	—	—	491,111
Issuance of shares from exercise of stock options	256,799	442	—	—	442
NCIB purchase of common shares and automatic share purchase plan ("ASPP") (Note 22)	(1,485,820)	(16,903)	(11,810)	—	(28,713)
Stock-based compensation granted to Maverix employees	—	—	—	6,709	6,709
Stock-based compensation expense	—	—	—	3,406	3,406
Net earnings	—	—	36,282	—	36,282
Dividends	—	—	(41,311)	—	(41,311)
Warrants issued to Maverix shareholders	—	—	—	7,938	7,938
Issuance of shares from exercise of warrants	1,800,000	24,336		(7,938)	16,398
Balance at December 31, 2023	201,353,962	$1,749,180	$46,831	$14,730	$1,810,741

At January 1, 2024	201,353,962	$1,749,180	$46,831	$14,730	$1,810,741

Issuance of shares from exercise of stock options	473,081	(163)	—	—	(163)
NCIB purchase of common shares and ASPP (Note 22)	(615,200)	(4,676)	(4,241)	—	(8,917)
Stock-based compensation expense	—	—	—	422	422
Net loss	—	—	(23,084)	—	(23,084)
Dividends	—	—	(43,279)	—	(43,279)
Balance at December 31, 2024	201,211,843	$1,744,341	$(23,773)	$15,152	$1,735,720

The accompanying notes form an integral part of these consolidated financial statements.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

1. Nature of operations

Triple Flag Precious Metals Corp. (“TF Precious Metals”) was incorporated on October 10, 2019, under the Canada Business Corporations Act. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The consolidated financial statements of TF Precious Metals for the years ended December 31, 2024 and 2023, comprise TF Precious Metals and its wholly owned subsidiaries (together, the “Company” or “Triple Flag”).

The Company is a precious metals streaming and royalty company. Its revenues are largely generated from a diversified portfolio of properties in Australia, Canada, Colombia, Côte d’Ivoire, Mexico, Mongolia, Peru, South Africa and the United States.

2. Basis of presentation

These consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Certain comparative figures have been reclassified to conform to current year presentation. There were no new accounting standards effective January 1, 2024, that had a material impact to the Company’s consolidated financial statements as at December 31, 2024. There were no items of comprehensive income or loss for either of the years presented. These consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on February 19, 2025.

3. Summary of material accounting policies

The material accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.

a.	Consolidation principles

The consolidated financial statements incorporate the financial statements of TF Precious Metals and its wholly owned subsidiaries. Subsidiaries are fully consolidated from the date on which the Company acquires control. Control is defined as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, transactions, revenues and expenses are eliminated on consolidation.

The principal subsidiaries of the Company and their geographic locations at December 31, 2024, are as follows:

Entity	Location	Ownership
Triple Flag International Ltd.	Bermuda	100%
TF R&S Canada Ltd.	Canada	100%
TF Australia Holdings Ltd.	Canada	100%
Maverix Metals Inc.	Canada	100%
Maverix Metals (Australia) Pty Ltd.	Australia	100%
Maverix Metals (Nevada) Inc.	United States	100%

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

b.	Foreign currency

The presentation and functional currency of the Company is the United States dollar (“USD”). The functional currency of each of the subsidiaries is the currency of the primary economic environment in which the entity operates. Due to the following factors, the functional currency of each entity is USD:

●	revenues are based on commodities that are actively traded and denominated in USD;
●	the cash component of cost of sales is linked to commodity prices that are denominated in USD;
●	the capital management strategy is aimed at keeping most of the Company’s cash balances in USD;
●	capital is raised in USD; and
●	investments are made predominantly in USD.

Foreign currency transactions are translated into the entity’s functional currency using the exchange rate prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income. Non-monetary assets and liabilities arising from transactions denominated in foreign currencies are translated at the historical exchange rates prevailing at each transaction date.

c.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term deposits with original maturities of 90 days or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

d.	Inventory

Precious metals delivered under a precious metal purchase and sale agreement and prepaid gold agreements are recorded as inventory on the date of delivery. The amount recognized as inventory comprises the ongoing cash payments made by the Company pursuant to the agreement, capitalized depletion associated with the respective metal delivered, and the fair value of metal delivered under a prepaid gold interest agreement. Inventory is valued at the lower of cost and net realizable value and cost is determined on the first-in, first-out basis.

e.	Mineral interests

General

Mineral interests represent stream agreements for which settlement is called for in the delivery of a percentage of production of precious metal from a mine and royalty agreements. The major categories of the Company’s interests are producing mines and development or exploration projects. Producing assets are those that generate revenue from operations for the Company or are expected to generate revenue within the next year. Development stage projects are those that are not yet producing, but where, in management’s view, the technical feasibility and commercial viability of extracting Mineral Resources are identifiable. Exploration stage assets represent interests on projects where the technical feasibility and commercial viability of extracting Mineral Resources are not demonstrable. Mineral interests for producing and development stage assets are recorded at cost and capitalized as tangible assets with finite lives in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”). They are subsequently measured at cost less accumulated depletion and accumulated impairment charges. Exploration stage projects are recorded and capitalized in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources (“IFRS 6”).

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

The cost of a mineral interest comprises the purchase price and any costs directly attributable to acquiring the interest. In the event that an acquisition contains more than one commodity, the fair value of an allocation to each commodity is based on the discounted expected and modeled relative cash flows from each commodity in the arrangement over the life of the streams.

The acquisition costs of recoverable resources which comprise Mineral Reserves and Mineral Resources, whereby Mineral Resources are expected to be converted to Mineral Reserves based on judgment and historical conversion rates achieved by the mine operator (‘‘converted resources’’), are recorded as a depletable asset on the acquisition date.

The Company uses the following criteria in its assessment of technical feasibility and commercial viability:

●	Geology and Mineral Resources: assessment of the location, quantity, grade or quality, continuity and other geological characteristics of a mineral deposit, the basis of estimates and interpretations from specific geological evidence and knowledge, including sampling.
●	Mineral Reserves: consideration of all relevant modifying factors pertinent to Mineral Resources to determine Mineral Reserves; these include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
●	Technical studies: the status and extent of technical studies, specifically feasibility, preliminary feasibility and preliminary economic assessments, within the context of the foregoing.

On acquisition of a mineral interest, an allocation of its fair value is attributed to the exploration potential of the mineral interest. The value associated with exploration potential is the value beyond proven and probable reserves and converted resources at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category. Updated Mineral Reserves and Mineral Resources information obtained from the operators of the properties is used to assess the amount to be converted from non-depletable interest to depletable interest. If the cost of a mineral interest includes any contingent consideration, the contingent consideration is measured at fair value on the date of the acquisition and included in the cost of the mineral interest. Subsequent changes in fair value of the contingent consideration are recorded against the cost of the mineral interest acquired.

Depletion

Mineral interests in producing mines are depleted based on deliveries of precious metal under the stream agreement or payment of royalties under royalty agreements over the Company’s attributable share of total estimated recoverable resources to be produced at the mine. The life of the mineral properties is estimated using life of mine (“LOM”) models specifically associated with the mineral properties, which include Mineral Reserves and Mineral Resources, whereby Mineral Resources are expected to be converted to Mineral Reserves based on judgment and historical conversion rates achieved by the mine operator. Where LOM models are not available for a mineral property, the Company uses publicly available information related to the mineral interest to estimate the life of the property and portion of Mineral Resources that the Company expects to be converted into Mineral Reserves. Where LOM models and publicly available Mineral Reserves and Mineral Resources statements are not available, depletion is based on the Company’s best estimate of the volumes to be delivered under the contract. The Company relies on information it is entitled to under contracts with operators and/or public disclosures of information on Mineral Reserves and Mineral Resources from the operators of the producing mineral interests. Any changes to depletion rates are accounted for prospectively as a change in estimate.

Depletion for development and exploration stage projects does not begin until revenue generating activities begin.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Impairment

Management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable or that an impairment loss previously recognized should be reversed or partially reversed (together, “impairment indicators”). If impairment indicators exist, management estimates the recoverable amount at the cash generating unit (“CGU”) level. Management considers each mineral stream or royalty agreement to be a separate CGU, which is the lowest level for which cash inflows are largely independent of those of other interests in accordance with IAS 36, Impairment of Assets (“IAS 36”).

Management applies significant judgment in assessing whether impairment indicators exist including, among others, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information.

Where impairment indicators are identified, a CGU’s carrying amount is written down to its estimated recoverable amount if the CGU’s carrying amount is greater than its estimated recoverable amount.

The recoverable amount of the CGU is the greater of its fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). In determining the recoverable amount, the Company focuses on FVLCD as this will generally be greater than or equal to VIU. The best evidence of FVLCD is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCD is based on the best information available to reflect the amount the Company could receive for the CGU in an arm’s length transaction. Where appropriate, the Company uses VIU, which is calculated using the present value of future cash flows expected to be derived from a CGU. Impairment charges are included in the “Impairment charges and expected credit losses” line within the consolidated statements of income.

An impairment charge is reversed if there is an indication that an impairment charge recognized in prior periods may no longer exist or may have decreased since the impairment charge was recognized. Impairment charges can be reversed only to the extent that the recoverable amount exceeds the carrying amount that would have been determined had no impairment been recognized previously.

Exploration stage projects are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized when the CGU’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. When exploration stage projects are reclassified to either development stage or producing stage, the project is tested for impairment. Any resulting impairment charge is recognized in the consolidated statements of income.

f.	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of income except to the extent that they relate to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Deferred tax is not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and
●	temporary differences related to investments in subsidiaries, to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

g.	Revenue from contracts with customers

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other related interests. Revenue is measured at the fair value of the consideration received or receivable for the sale of precious metals and/or receipt of mineral royalties in the ordinary course of the Company’s activities.

For streaming and prepaid gold interests, gold, silver and diamonds acquired from the mine operator are sold by the Company to external customers. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. The Company transfers control over the commodity on the date the commodity is delivered to the customer’s account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer, and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the price for the commodity, and payment of the transaction price is generally due immediately when control has been transferred.

For royalty interests, commodities are either sold by the mine operator to its customers under contracts that are established for the mining property on which the royalty interest is held, or revenue is generated through other related royalty interests. The Company recognizes revenue from these sales when control over the commodity transfers from the mine operator to its customer. The transfer of control occurs when the mine operator delivers the commodity to the customer, and at that point, the risk and rewards of ownership transfer to the customer and the Company has an unconditional right to payment under the royalty agreement. Revenue from royalty arrangements is measured at the transaction price agreed in the royalty arrangement with the operator of each mining property. The transaction price is the percentage of gross revenues associated with the commodity sold less contractually allowable costs, if any, per the terms of the royalty arrangement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

h.	Cost of sales excluding depletion

Cost of sales excluding depletion is recorded at the price paid to the operator under the relevant purchase agreement, including inventory delivered under a prepaid gold interest.

i.	Financial instruments

Initial recognition and measurement

Financial assets and financial liabilities are recognized on the Company’s consolidated balance sheets when the Company has become a party to the contractual provisions of the instrument.

Financial instruments are recognized initially at fair value. After initial recognition, non-derivative financial instruments are classified and measured as described below. Transaction costs associated with financial instruments are amortized over the term of the instrument.

Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) — debt investment; or fair value through profit and loss (“FVTPL”). The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

Financial assets are not reclassified subsequent to their initial recognition, except if and in the period the Company changes its business model for managing financial assets.

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases are sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

a)	Debt instrument

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

●	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Interest income, foreign currency translation gains and losses and impairments are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets measured at amortized cost include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses) and loans receivable.

Receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are all due for settlement within 60 days and are therefore classified as current. Amounts receivable are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

which case they are recognized at fair value. The Company holds the receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

Financial assets that are held for collection of contractual cash flows (where the contractual cash flows represent solely payments of principal and interest) and for sale, are measured at FVOCI. Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

b)Prepaid gold interest

The Company purchases certain estimated amounts of gold by providing an initial deposit that is recorded as a prepaid gold interest. Prepaid gold interests meet the definition of a financial asset in accordance with financial instrument standards and are classified as FVTPL. The prepaid gold interests are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in “Increase in fair value of investments and prepaid gold interests” in the consolidated statements of income. Prepaid gold deliveries are recorded in inventory on the delivery date. At the time such gold inventory is sold, the amounts recognized in inventory are recorded as cost of sales.

c)	Equity instrument

The Company measures all equity instruments held at FVTPL. Changes in the fair value of financial assets at FVTPL are recognized in “Increase in fair value of investments and prepaid gold interests” in the consolidated statements of income. Equity instruments include equity investments and warrants.

Financial liabilities

On initial recognition, a financial liability is classified as measured at amortized cost or FVTPL. Financial liabilities are not reclassified subsequent to their initial recognition, except if and in the period the Company changes its business model for managing financial liabilities.

Amounts payable and other liabilities, lease obligation and debt are accounted for at amortized cost.

Impairment

The Company recognizes loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost.

The approach in IFRS 9, Financial Instruments (“IFRS 9”) is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. In order to measure the expected credit losses, financial assets have been grouped based on shared credit risk characteristics and the days past due.

The ECLs for loans receivable are measured based on the general approach. The ECLs are estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of factors including, among others, production results, operating costs, commodity prices and capital requirements. Triple Flag considers both quantitative and qualitative factors as part of this assessment.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

The Company applies the simplified approach permitted by IFRS 9 for receivables, which requires lifetime ECLs to be recognized from initial recognition of the receivables.

Loans receivable and receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan and failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on loans receivable and receivables are presented as impairment charges and expected credit losses within operating income. Subsequent recoveries of amounts previously written off are credited against the same line item when cash is received.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership, and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged, canceled or expire. The Company also derecognizes a financial liability when its terms are modified, and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability extinguished and the new financial liability with modified terms is recognized in profit or loss.

j.	Related party transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

k.	Earnings per share

Earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options whose exercise price is less than the average market price of the common shares are assumed to be exercised, and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

l.	Segment reporting

The Company’s business is organized and reported as a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams, royalties and other mineral interests. The Company’s chief operating decision-maker, the Chief Executive Officer (“CEO”), makes capital allocation decisions, reviews operating results and assesses performance.

m.	Stock-based compensation

The Company offers equity-settled (Stock Option Plan (“SOP”)) and cash-settled (Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”)) awards to certain employees, officers and Directors of the Company.

Equity-settled awards are measured at fair value using the Black-Scholes model with market-related inputs as of the date of the grant. The cost is recorded over the vesting period of the award and recorded in general administration costs with the corresponding entry recorded in equity. Equity-settled awards are not re-measured subsequent to the initial grant date.

The Company uses the accelerated method (also referred to as ”graded” vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate which is estimated based on a number of factors, including historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares at the date of the grant of the award, and are required to be re-measured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded in general administration costs. The cost of cash-settled awards is recorded within liabilities until settled.

Stock option plan

Under the Company’s SOP, certain employees and officers may purchase common shares at an exercise price determined by the Board, which is the higher of the fair market value of a common share as of the grant date or the volume weighted average trading price of the common shares on the New York Stock Exchange (“NYSE”) on the five trading days immediately prior to the applicable date on which the stock option is granted. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved and communicated to the employee. Stock options vest equally over three years and have a seven-year expiry. The SOP arrangement has graded vesting terms. The cost of the instruments issued under the SOP is calculated using the Black-Scholes model. The cost is adjusted by the expected forfeiture rate, which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

Restricted share units

Under the Company’s RSU plan, employees and officers are granted RSUs where each RSU has a value equal to one common share. The RSUs have either a 36-month cliff vesting period or vest over a period of 36-months in three equal tranches, depending on the grant year. All RSUs are settled in cash on vesting date and additional RSUs are credited to reflect dividends paid on common shares over the vesting period. A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized over the vesting period, with a corresponding charge to employee costs, as a component of general administration costs.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Performance share units

Under the Company’s PSU plan, employees and officers are granted PSUs where each PSU has a value equal to one common share. The PSUs have a 36-month cliff vesting period and are settled in cash 36 months after the grant date. The PSUs have a corresponding 36-month performance period. The Performance Vesting Condition for this award is based on certain performance measures compared to our peer group over the Performance Period. The number of the Participant’s PSUs granted under this award that will vest on the Vesting Date will be adjusted by the application of the Performance Factor. Additional PSUs are credited to reflect dividends paid on common shares over the vesting period. A liability for PSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value factoring in the share price as well as the Performance Factor. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to employee costs, as a component of general administration costs.

Deferred share units

Under the Company’s DSU plan, most Directors receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive all of their annual retainer in the form of DSUs. Each DSU has the same value as one common share of Triple Flag. DSUs must be retained until the Director leaves the Board. Following an eligible Director ceasing to hold all positions with the Company, the Director will receive a payment in cash at the fair market value of the common shares represented by his or her DSUs on the Director’s elected redemption date. Additional DSUs are credited to reflect dividends paid on common shares. A liability for DSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on grant date, with a corresponding charge to employee costs, as a component of general administration costs.

4. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies, which are described in Note 3, the reported amounts of assets and liabilities and disclosure of commitments at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, and current and expected economic conditions. Actual results could differ from those estimates.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year and key judgments used in the preparation of these consolidated financial statements are discussed below.

Mineral Resources and Mineral Reserves estimates and depletion

Mineral interests represent agreements for which settlement is called for in the payment of royalties or in multi-year delivery with reference to a percentage of production from a mine. Mineral interests comprise a large component of the Company’s assets and, as such, any change in the Mineral Resources and Mineral Reserves estimates of the properties to which the interests relate may have a significant effect on the Company’s consolidated financial statements. The estimation of Mineral Resources and Mineral Reserves is applied in estimating future deliveries under the agreement and determines rates of depletion and recoverability of the carrying value of the mineral interests.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

The Company relies on information it is entitled to under contracts with operators and/or public disclosures of information on Mineral Reserves and Mineral Resources from the operators of the producing mineral interests to assess the Company’s estimates of Mineral Resources and Mineral Reserves for a specific property and to estimate total expected deliveries under the agreement.

The estimation of recoverable Mineral Resources and Mineral Reserves in respect of each agreement is generally based upon factors such as:

●	estimates of mine operating costs;
●	foreign exchange rates and commodity prices;
●	terms for offtake agreements;
●	future development costs; and
●	geological interpretation of drill results and judgments made in estimating the size and grade of the ore body.

The Company estimates exploration potential based on:

●	the size of the land package applicable to the agreement;
●	the cost and intensity of exploration programs proposed by the mine operator;
●	geological structures; and
●	ore body continuity and assessment of geotechnical limits.

These assumptions are, by their nature, subject to interpretation and uncertainty.

The estimates of Mineral Resources and Mineral Reserves may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Mineral Resources and Mineral Reserves may materially impact the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty and stream interests.

Impairment

Assessment of whether there are any indicators of impairment and reversal of impairment of mineral interests at the end of each reporting period requires the application of judgment.

Indicators which could trigger an impairment or impairment reversal analysis include, among others, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information. Changes to any of the assumptions and estimates used in determining the fair value of the royalty and streams could impact the impairment or impairment reversal analysis.

As at December 31, 2024, the Company did not identify any indicators of impairment or indicators of impairment losses previously recognized which should be reversed or partially reversed.

As at June 30, 2024, Triple Flag identified indicators of impairment for our interests on the Moss mine, operated by Elevation Gold Mining Corp. (“Elevation Gold”) and the Pumpkin Hollow project, operated by Nevada Copper Corp. (“Nevada Copper”). As a result, the Company performed impairment assessments, resulting in impairment charges recognized in the consolidated statements of income. Refer to Note 13 for further details.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Expected credit losses

The Company recognizes loss allowances for ECLs on financial assets measured at amortized cost.

The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition.

The ECLs for loans receivable are measured based on the general approach. The ECLs are estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of assumptions, estimates and forecasts including, among others, forecasted production results, operating costs, commodity prices and capital requirements. Changes in any of the assumptions and estimates used in determining the expected cash flows could impact the ECLs provision.

Income taxes

The interpretation and application of existing tax laws, regulations and rules in Australia, Bermuda, Canada, Colombia, Côte d’Ivoire, Mexico, Mongolia, Peru, South Africa, the United Kingdom and the United States, or any of the other countries in which mineral interests are located or where commodities are sold, requires judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is based on facts and circumstances of the relevant tax position, considering all available evidence. Differing interpretation of these laws, regulations and rules could result in an increase in the Company’s taxes, governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions, such as forecast commodity prices and future production. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period. Deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Business combinations

The assessment of whether an acquisition meets the definition of a business or is considered the acquisition of an asset is an area of key judgment. For the acquisition to constitute a business, we should be acquiring inputs and processes which could deliver an output. Management would need to apply judgment to determine whether any processes were acquired as part of the acquisition of assets.

For both business combinations and asset acquisitions, the assumptions and estimates with respect to determining the fair values often require management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, those of mineral interests and other properties in particular, generally require a high degree of judgment and include estimates of Mineral Resources and Mineral Reserves acquired, future metal prices, discount rates and reserve/resource conversion. Changes in the judgments made or in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

5. Adoption of accounting policies and newly enacted tax rules

a.	New accounting standards effective in 2024 which are applicable to the Company.
i.	Amendment to IAS 1 – Non-current liabilities with covenants

This amendment clarifies how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability. The amendment also aims to improve the information an entity provides related to liabilities subject to these conditions. The amendment is effective for annual periods beginning on or after January 1, 2024, and there was no material impact on the consolidated financial statements from the amendment.

b.	New accounting standards issued but not yet effective which are applicable to the Company.
i.	Narrow scope amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

These amendments clarify the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. These amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company is currently assessing the impact of the amendments on the consolidated financial statements.

ii.	IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management‐defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the amendments on the consolidated financial statements.

c.	Newly enacted tax rules
i.	Newly enacted excessive interest and financing expenses limitation (“EIFEL”) rules

The Company is within the scope of the newly enacted EIFEL rules, effective for taxation years beginning on or after October 1, 2023. Under the legislation, the Company and its Canadian subsidiaries are generally restricted on the deductibility of their respective interest and financing expense to the extent of an amount that is equal to a fixed percentage of the Company’s adjusted taxable income (as defined in the Federal Income Tax Act), subject to certain adjustments. For the year ended December 31, 2024, there were no material restrictions on the deductibility of the interest and financing expense for the Company and its Canadian subsidiaries.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

6. Key developments

a)	Acquisition of 0.5% gross overriding revenue (“GOR”) royalty on the Tres Quebradas lithium project

On December 19, 2024, Triple Flag entered into a definitive agreement to acquire an existing 0.5% GOR royalty from Lithium Royalty Corp. (“LRC”), for total consideration of $28.0 million. The royalty covers all mineral properties comprising the Tres Quebradas lithium project. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. through its subsidiary Liex SA. Closing and subsequent funding of the transaction is contingent on, amongst other things, the registration of the royalty.

b)	Acquisition of 3% gold streams on Agbaou and Bonikro

On August 14, 2024, Triple Flag completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines (the “Allied Streams”) operated by Allied Gold Corp. (“Allied”) and also acquired the right to purchase metal based on production from January 1, 2024, to August 14, 2024 (“initial ounces”), for a total cash consideration of $53.0 million. Triple Flag will make ongoing payments of 10% of the spot gold price for each ounce delivered under the streams. The streams cover the existing mining and exploration licenses for the Agbaou and Bonikro mines, both located in Côte d’Ivoire.

The Agbaou gold stream will step down to 2% payable gold after the delivery of 29,000 ounces of gold, and the Bonikro gold stream will step down to 2% payable gold after the delivery of 39,300 ounces of gold. From 2024 to 2027, both streams are subject to a period of annual minimum deliveries. Under the Agbaou stream, an annual minimum of approximately 2,500 to 2,750 ounces will be delivered and under the Bonikro stream, an annual minimum of approximately 3,500 to 4,200 ounces will be delivered. A parent guarantee is provided by Allied under the terms of the respective stream agreements.

The total cash consideration of $53.0 million was comprised of $46.1 million relating to the Allied Streams and $6.9 million to the initial ounces. These ounces were sold prior to the end of the third quarter.

c)	Acquisition of additional Tamarack royalty

On July 5, 2024, Triple Flag acquired an additional 1.0% net smelter returns (“NSR”) royalty from Talon Nickel (USA) LLC (“Talon”), a wholly owned subsidiary of Talon Metals Corp., a TSX-listed company, for total consideration of $8.0 million (“Additional Tamarack Royalty”). The royalty is on Talon’s participating interest in the Tamarack project. The royalty is subject to a buydown right to reduce the Additional Tamarack Royalty to 0.6% for $5.0 million, exercisable for a period of two years, subject to certain conditions. This Additional Tamarack Royalty is in addition to the 1.11% NSR royalty which Triple Flag already owns on the Tamarack project.

d)	Kensington litigation settlement

On March 28, 2024, Triple Flag and Coeur Mining, Inc. (“Coeur”) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur’s Kensington gold mine.

As part of the settlement agreement, Triple Flag shall receive $6.75 million in Coeur shares ($3.0 million received in April 2024, and $3.75 million to be received in the first quarter of 2025). The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. As such, the settlement amounts were recognized as revenue and recoupment of costs in the consolidated statements of income for the year ended December 31, 2024.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Further to that settlement, Triple Flag and Coeur agreed to amend the terms of the existing Kensington royalty to provide that:

●	Effective January 1, 2024, the royalty to pay at a rate of 1.25% of net smelter returns occurring through to December 31, 2026; and
●	The royalty rate will increase to 1.50% of net smelter returns from January 1, 2027.

The amended NSR royalty is subject to a cap of two million ounces of gold, adjusted for consideration received related to royalties in arrears.

e)	Acquisition of Johnson Camp Mine Royalty

On November 30, 2023, the Company in conjunction with Greenstone Excelsior Holdings LP entered into a financing transaction with Excelsior Mining Corp, who on November 12, 2024, announced a name change to Gunnison Copper Corp (“Gunnison”). The closing of the financing was a condition subsequent to a previously announced extension of the maturity date of Gunnison’s existing $15.0 million credit facility with Nebari Natural Resources Credit Fund I LP. As part of the financing transaction, the Company acquired a 1.5% gross revenue royalty (“GRR”) on the Johnson Camp Mine in Arizona, United States, operated by Gunnison for a consideration of $5.5 million in cash (the “Johnson Camp Mine Royalty”).

f)	Acquisition of an additional royalty interest in Stawell Gold Mines Pty Ltd

On September 25, 2023, the Company entered into an agreement with Stawell Gold Mines Pty Ltd (“Stawell”) for the acquisition of an additional 2.65% NSR gold royalty. This is in addition to the pre-existing 1.0% NSR royalty on gold that Triple Flag previously held. Both royalties cover future production at the Stawell gold mine in Victoria, Australia. Triple Flag acquired the additional royalty interest for cash consideration of $16.6 million.

g)	Acquisition of Agbaou Royalty

On June 23, 2023, the Company entered into an agreement with Auramet Capital Partners, L.P. (“Auramet”) for the acquisition of the 2.5% NSR royalty it held on the Agbaou gold mine in Côte d’Ivoire, operated by Allied (“Agbaou Royalty”). Triple Flag acquired the Agbaou Royalty for a total consideration of $15.5 million of which $13.5 million was paid in cash and the remaining $2.0 million paid through in-kind contribution of an asset held by the Company.

h)	Accounting for the acquisition of Maverix Metals Inc.

Management determined that the Company’s acquisition of Maverix Metals Inc. (“Maverix”) on January 19, 2023, which owned a portfolio of stream, royalty and other interests, did not meet the definition of a business combination under IFRS 3 – Business Combinations. The acquisition included amounts receivable, mineral interests, financial assets, loans receivable and liabilities.  Streams and royalties are standard contractual entitlements, and Triple Flag can continue to utilize its existing processes to manage royalty receipts.  Accordingly, the acquisition has been accounted for as the purchase of individual assets and liabilities in accordance with relevant IFRS Accounting Standards (IAS 16, IFRS 9 and IAS 37 – Provisions, Contingent Liabilities and Contingent Assets). To estimate the fair value of the mineral streams and royalty interests acquired (mineral interests), management used discounted cash flow models and a market-based approach. Management applied significant judgment in determining the fair value of the mineral interests, including the use of significant assumptions, such as discount rates, long-term forecast commodity prices, and future production of operator mineral reserves and resources estimates for the Maverix portfolio of mineral stream and royalty agreements. Future production and operator mineral reserve and resource estimates are based on information compiled by appropriately qualified persons.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

January 19, 2023
Cash and cash equivalents	$4,080
Amounts receivable	5,869
Inventory	1,261
Investments and prepaid gold interests	47,494
Mineral interest	587,817
Loan receivable	10,231
Amounts payable and other liabilities	(11,133)
Lease obligation	(460)
Income tax payable	(351)
Total assets acquired, net of liabilities assumed	$644,808

Number of Triple Flag shares issued to Maverix shareholders	45,097,390
Value of Triple Flag shares issued to Maverix shareholders	491,111
Cash consideration paid to Maverix shareholders	86,666
Cash paid to retire Maverix credit facility	46,608
Maverix share options exchanged for Triple Flag replacement share options	6,709
Maverix warrants exercisable for 1,800,000 Triple Flag shares	7,938
Transaction costs	5,776
Purchase consideration	$644,808

On January 19, 2023, the Company acquired all of the issued and outstanding common shares of Maverix pursuant to the terms of an arrangement agreement dated November 9, 2022 (the “Agreement”). Pursuant to the Agreement, Maverix shareholders had the option to receive either 0.36 of a TF Precious Metals common share or $3.92 in cash per Maverix common share, in each case subject to pro-ration such that the aggregate cash consideration would not exceed 15% of the total consideration and the aggregate share consideration would not exceed 85% of the total consideration. In addition, (i) holders of options to acquire Maverix Shares received fully vested replacement options to acquire Triple Flag Shares; and (ii) RSUs of Maverix outstanding immediately prior to the effective time of the transaction, whether vested or unvested, were assigned and transferred by the holder to Maverix in exchange for a cash payment and each RSU was immediately cancelled. The outstanding Maverix warrants (“Maverix Warrants”) (5,000,000 Maverix Warrants outstanding with an exercise price of $3.28 per Maverix Share outstanding as of the closing date) were automatically adjusted in accordance with their terms, such that if and when exercised, Maverix Warrant holders would receive a total of 1,800,000 Triple Flag shares at an exercise price of $9.11 per Triple Flag share. In connection with the closing, Triple Flag paid $86.7 million, issued 45,097,390 common shares to all former Maverix shareholders and incurred $5.8 million of transaction costs. Following the completion of the acquisition, Maverix Metals Inc. became a wholly owned subsidiary of Triple Flag.

The transaction has been accounted for as an asset acquisition on January 19, 2023, including mineral interests of $587.8 million. The significant cash flowing mineral interests are described and disclosed in Note 12. The other net assets acquired in the transaction included cash and cash equivalents, amounts receivable, prepaid gold interests and loans receivable of approximately $68.9 million, amounts payable and other liabilities, lease liabilities and income tax payable of $11.9 million. The other liabilities included change of control payment obligations under the terms of Maverix’s employment agreements.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

7. Cash and cash equivalents

As at December 31	2024	2023
Bank balances	$25,205	$17,340
Short-term deposits	11,040	39
Total cash and cash equivalents	$36,245	$17,379

Cash and cash equivalents include cash, short-term deposits and money market investments with original maturities of less than 90 days.

8. Amounts receivable and prepaid expenses

As at December 31	2024	2023
Royalty receivables	$16,022	$11,655
Prepaid expenses	664	1,190
Value added tax recoverable	267	228
Other receivables	—	652
Total amounts receivable and prepaid expenses	$16,953	$13,725

Royalty receivables represent amounts that are generally collected within 60 days of quarter-end. Prepaid expenses largely represent various insurance programs that are in place.

Royalty receivables include $3.75 million pursuant to the Kensington litigation settlement. Refer to Note 6.

9. Inventory

As at December 31	2024	2023
Silver credits[1]	$1,986	$533
Gold credits[2]	1,849	859
Total inventory	$3,835	$1,392
1.	Represents 180,000 oz of silver (2023: 44,950 oz) and includes depletion of $1.4 million at December 31, 2024 (2023: $0.4 million).
2.	Represents 2,100 oz of gold (2023: 1,073 oz) and includes depletion of $1.3 million at December 31, 2024 (2023: $0.6 million).

Inventory comprises unsold ounces of gold and silver credits acquired. Cost of sales represents the value of inventory expensed during the year.

10. Loans receivable

As at December 31	2024	2023
Convertible debenture – Gunnison	$1,784	$1,638
Loan receivable – Elevation Gold	—	17,731
Promissory and demand notes receivable – Elevation Gold	—	6,490
Loan receivable – Nevada Copper	—	11,840
Total loans receivable	1,784	37,699
Provision for expected credit losses	—	(9,723)
Net loans receivable	1,784	27,976
Current portion	284	8,990
Loans receivable – long-term	$1,500	$18,986

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

On February 9, 2023, Triple Flag invested $1.5 million in Gunnison in the form of a Convertible Debenture (“Debenture”). The Debenture matures on September 30, 2026, and carries interest at 10%. Interest is payable in cash or in Gunnison shares, at the election of Triple Flag. The Debenture also has a conversion feature whereby Triple Flag has the option to convert it into Gunnison shares prior to maturity.

As of June 30, 2024, Triple Flag concluded that there is no reasonable expectation of recovery of the Nevada Copper loan receivable and the Elevation Gold loan receivable and promissory and demand notes, resulting in impairment charges recognized in the consolidated statements of income. Refer to Note 13 for further details.

Expected credit losses for loans receivable is measured based on the general approach. Refer to Note 13 and 24.

11. Prepaid gold interests and investments

11a. Prepaid gold interests

As at December 31	2024	2023
Auramet	$46,082	$40,248
Steppe Gold	3,457	—
Total prepaid gold interests	49,539	40,248
Current portion	14,252	7,699
Non-current portion	$35,287	$32,549

For the year ended December 31, 2024, the Company recognized a gain of $14.3 million (2023: $4.6 million), as a result of changes in fair value of prepaid gold interests and other related instruments.

Auramet

On January 19, 2023, as part of the Maverix acquisition, the Company acquired a prepaid gold interest with Auramet. The contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031, and after 50,000 ounces of gold have been delivered, Auramet shall have the option to terminate the prepaid interest agreement for a cash payment of $5.0 million, less certain cash flows related to the gold deliveries. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss. The remaining contractual ounces to be delivered as of December 31, 2024, are 32,500 ounces of gold. The Prepaid Gold Interest is classified as level 3 of the fair value hierarchy.

Steppe Gold

On March 15, 2024, Triple Flag and Steppe Gold Ltd. (“Steppe Gold”) agreed to amend and restate the Steppe Gold Prepaid Gold Interest Agreement such that the Company made a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.

On February 13, 2025, Triple Flag received a delivery of 1,000 ounces of gold under the Prepaid Gold Interest Agreement. The fair value of the prepaid gold interest as at December 31, 2024, was estimated taking into consideration the credit risk related to the financial asset.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

11b. Investments

Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of public equity investments is classified as level 1 of the fair value hierarchy, as the primary valuation inputs used are quoted prices in active markets. The fair value of private equity investments is classified as level 3, as the relevant observable inputs are not available.  The fair value of the level 1 investments is $1.4 million (2023: $4.6 million) and the fair value of the level 3 investments is $1.6 million (2023: $1.6 million).

For the year ended December 31, 2024, the Company recognized a loss of $1.5 million (2023: $3.2 million), as a result of changes in fair value of investments.

Triple Flag disposed of various equity investments during the year ended December 31, 2024, for cash proceeds of $3.1 million (2023: $nil).

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

12. Mineral interests

December 31, 2024	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2024	$1,357,954	$835,460	$2,193,414
Additions[2]	46,439	11,785	58,224
Disposals	—	(366)	(366)
As at December 31, 2024	$1,404,393	$846,879	$2,251,272

Accumulated depletion and impairments
As at January 1, 2024	$(337,290)	$(83,071)	$(420,361)
Depletion	(47,735)	(29,496)	(77,231)
Impairment charges[3]	(102,608)	(4,438)	(107,046)
As at December 31, 2024	$(487,633)	$(117,005)	$(604,638)
Carrying value	$916,760	$729,874	$1,646,634

December 31, 2023	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2023	$1,281,254	$285,857	$1,567,111
Additions[4]	76,700	552,603	629,303
Disposals[5]	—	(3,000)	(3,000)
As at December 31, 2023	$1,357,954	$835,460	$2,193,414

Accumulated depletion and impairments
As at January 1, 2023	$(284,095)	$(54,845)	$(338,940)
Depletion	(44,747)	(21,390)	(66,137)
Impairment charges[6]	(8,448)	(6,836)	(15,284)
As at December 31, 2023	$(337,290)	$(83,071)	$(420,361)
Carrying value	$1,020,664	$752,389	$1,773,053
1.	Includes $1,042 million (2023: $1,168 million) of depletable mineral interest and $605 million (2023: $605 million) of non-depletable mineral interest. Included within non-depletable mineral interest is $300 million (2023: $300 million) of exploration and evaluation assets, as defined by IFRS 6 Exploration for and Evaluation of Mineral Resources. No additions, disposals or impairments related to these assets in 2024 (2023: $166 million additions as part of the Maverix acquisition, and no disposals or impairments). Consequently, there were no cash flows related to these assets for the year ended December 31, 2024 (2023: Cash paid for acquisition of mineral interests associated with the Maverix transaction was included as Investing Activities in the Consolidated Statements of Cash Flows).
2.	Largely reflects the acquisition of the Agbaou stream ($19.9 million), Bonikro stream ($26.5 million), the Additional Tamarack Royalty ($8.0 million) and funding for the Prieska royalty ($3.4 million).
3.	Includes impairment charges for the Nevada Copper stream ($83.9 million), the Elevation Gold stream ($18.7 million), and other royalty interests ($4.4 million). Refer to Note 13 for further details.
4.	Reflects acquisition of Maverix, the Agbaou royalty ($15.5 million), the Clean Air Metals royalty ($3.7 million), the Stawell royalty ($16.6 million), the Prieska royalty ($3.5 million), the Nueva Recuperada royalty ($2.2 million) and the Johnson Camp Mine royalty ($5.5 million).
5.	Reflects the Eastern Borosi royalty divestment ($1.0 million loss).
6.	Reflects impairment charges taken for the Renard stream ($8.5 million) and the Beaufor royalty ($6.8 million). Refer to Note 13 for further details.

Significant cash flowing mineral interests acquired as part of the Maverix acquisition in 2023 included:

●	a 3.25% GRR and 1.5% NSR royalty on gold as well as a 1.5% NSR royalty on nickel on the Beta Hunt mine in Western Australia with an ascribed fair value on acquisition of $46.4 million;
●	a 2.0% NSR royalty on the Camino Rojo mine in Mexico with an ascribed fair value on acquisition of $27.4 million;
●	a 25% silver stream with an ongoing payment of 25% of spot silver price on the El Mochito mine in Honduras with an ascribed fair value on acquisition of $24.3 million; and

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

●	a 100% gold stream with ongoing payments of $650 per ounce of gold on the La Colorada mine in Mexico with an ascribed fair value on acquisition of $22.5 million.

Fair values were determined using discounted cash flow models with key assumptions used in the analysis being a 5% discount rate, forecast commodity prices and estimated future production over the life of mine.

13. Impairments of streams, royalties and other interests

In accordance with the Company’s accounting policy, management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable or that an impairment loss previously recognized should be reversed or partially reversed.

Management applies significant judgment in assessing whether impairment indicators exist including, among others, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information.

Impairments in the carrying value of each CGU are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is the higher of FVLCD and VIU, which is generally calculated using an estimate of future discounted cash flows. Impairment charges are included in ‘‘Impairment charges and expected credit losses’’ in the consolidated statements of income.

For the years ended December 31, 2024 and 2023, Triple Flag recorded the following impairment charges and expected credit losses in the consolidated statements of income:

For the years ended December 31	2024	2023
Mineral interest impairment charges
Nevada Copper[1]	$83,920	$—
Elevation Gold[2]	18,688	—
Stornoway Diamonds (Canada) Inc.[3]	—	8,448
Beaufor[4]	—	6,836
Other	4,438	—

Loans receivable impairment charges and expected credit losses
Nevada Copper[1]	20,197	—
Elevation Gold[2]	21,380	9,723
Stornoway Diamonds (Canada) Inc.[3]	(589)	11,720
Beaufor[4]	—	103
Total impairment charges and expected credit losses	$148,034	$36,830
1.	Nevada Copper

Triple Flag acquired a 95% fixed ratio gold and silver stream (amended to 97.5% in 2020) on the Pumpkin Hollow underground mine, operated by Nevada Copper in 2018. As at December 31, 2023, Triple Flag also had a Tranche A-2 secured loan receivable from Nevada Copper of $11.8 million, which carried interest at the Secured Overnight Financing Rate plus an adjustment spread and a fixed margin which would have matured on July 31, 2029, and could be repaid prior to maturity with no penalty.

During the three months ended June 30, 2024, Nevada Copper experienced financial difficulties, including increased ramp-up costs associated with the underground mine, failure to obtain funding through a change of control transaction and failure to secure additional interim funding from key stakeholders. This resulted in Nevada Copper filing a voluntary

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

petition for relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court of the District of Nevada on June 10, 2024.

Triple Flag identified the above as an indicator of impairment as of June 30, 2024. Management performed an impairment analysis for the Nevada Copper stream interest in accordance with IAS 36, and for the loan receivables under IFRS 9. As of June 30, 2024, Triple Flag had funded a cumulative total of $20.0 million to Nevada Copper, $15.1 million through the Tranche A-2 secured loan receivable and $4.9 million through unsecured funding. The funding was provided as part of the restart financing package for operations at the Pumpkin Hollow underground mine, and for working capital purposes.

Triple Flag considered a variety of factors to determine the recoverable amount of the Nevada Copper stream and the recoverability of the loan receivable, including expected cash flows to be recovered from the Chapter 11 process under various scenarios, the contractual terms of the stream agreement in a Chapter 11 process, and Triple Flag’s security and position in Nevada Copper’s creditor rankings relative to other secured creditors. Triple Flag concluded that there is no reasonable expectation of recovery of the loan receivables and determined that the recoverable amount of the Nevada Copper gold and silver stream was nil as of June 30, 2024, resulting in an impairment charge of $104.1 million.

Triple Flag also has a 2.0% NSR royalty on the Pumpkin Hollow open pit project and a 2.0% NSR royalty on the Tedeboy exploration project. Management performed impairment analysis over these royalty interests by considering a variety of factors, including relevant production and commodity price scenarios, various production start date scenarios, and relevant contractual rights of the royalty agreements at a discount rate of 5%. Triple Flag concluded that the recoverable amount exceeded the carrying amount of $46.2 million, and as such, no impairment charge was recognized related to Triple Flag’s royalty interests in the consolidated statements of income.

Concurrent with the Chapter 11 process, a sale process in accordance with Section 363 of the U.S. Bankruptcy Code was initiated by Nevada Copper. On August 9, 2024, Nevada Copper entered into an asset purchase agreement with an affiliate of Kinterra Capital Corp, (“buyer”), pursuant to which the buyer agreed to purchase substantially all of the assets of Nevada Copper and its subsidiaries.  The transaction was approved by order of the United States Bankruptcy Court, entered on September 27, 2024. The transaction closed on October 9, 2024, the stream was eliminated upon the acquisition and Triple Flag did not recover a material amount from the sales proceedings. The royalties were unaffected by the conclusion of the Chapter 11 sale process.

2.	Elevation Gold

Triple Flag acquired the 100% silver stream on the Moss mine, operated by Elevation Gold, as part of the Maverix acquisition in January 2023. In conjunction with this transaction, Triple Flag also acquired a loan receivable from Elevation Gold, which had an outstanding balance receivable of $17.7 million as of December 31, 2023. As of December 31, 2023, Triple Flag also had promissory and demand notes receivable from Elevation Gold of $6.5 million and recorded a provision for expected credit losses of $9.7 million against these loans. The loan receivable accrued interest at an interest rate of 10% per annum and was repayable on or before February 28, 2025.

As at March 31, 2024, Triple Flag identified an indicator of impairment for its stream interest in the Moss mine. As a result, the Company performed an impairment assessment considering relevant production and commodity price scenarios. The Company concluded that the recoverable amount exceeded the carrying amount and as such, no impairment charge was recognized in the condensed interim consolidated statement of income for the three months ended March 31, 2024. As at March 31, 2024, Triple Flag had a total of $30.7 million loan receivable and promissory and demand notes receivable from Elevation Gold, and a total provision for expected credit losses of $16.6 million related to the loan receivables.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

During the three months ended June 30, 2024, Elevation Gold continued to experience financial difficulty due to lower-than-expected production. As a result, Elevation Gold suspended royalty/finder fee payments and silver stream delivery obligations. This resulted in one royalty holder filing a claim in the Arizona State Superior Court against Elevation Gold for amounts owing pursuant to their royalty agreement. Elevation Gold reported on July 30, 2024, that it filed an application for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) and proceeded with an interim cessation of active mining from the open pit at the Moss mine.

Triple Flag identified the above as an indicator of impairment as of June 30, 2024, and performed an impairment analysis for the Elevation Gold stream interest in accordance with IAS 36, and for the loan receivables and promissory and demand notes under IFRS 9.

Triple Flag considered a variety of factors to determine the recoverable amount of the Elevation Gold stream and the recoverability of the loan receivable and promissory and demand notes, including cash flows expected to be recovered from the CCAA process under various scenarios, as well as Triple Flag’s security and creditor ranking. Triple Flag concluded that there was no reasonable expectation of recovery of the loan receivable and promissory and demand notes and determined that the recoverable amount of the Elevation Gold stream was nil as of June 30, 2024, resulting in a total impairment and expected credit loss charge of $40.1 million.

During the three months ended December 31, 2024, the CCAA process continued to unfold. Mako Mining Corp (“Mako”) announced on December 31, 2024, that they had entered into a non-binding letter of intent to acquire 100% of the issued and outstanding common shares of EG Acquisition LLC (“EGA”), and that EGA would complete the acquisition of the Moss gold mine on December 31, 2024, through its acquisition of 100% of the common shares of Golden Vertex Corp. (“GVC”), which holds direct ownership of the Moss mine. The silver stream was eliminated upon the acquisition of GVC and Triple Flag does not expect to recover a material amount from the sales proceedings.

3.	Stornoway Diamonds (Canada) Inc.

During the three months ended September 30, 2023, the Renard mine, operated by Stornoway Diamonds (Canada) Inc. (“Stornoway”), experienced financial difficulties due to adverse market conditions, such as increased operational costs due to inflationary pressures, and the continued decline of diamond prices due to lower demand. On September 27, 2023, this was further exacerbated by India’s diamond trade bodies urging its members to halt imports of rough diamonds from mid-October to mid-December to manage supplies. As a result of the prolonged softening of the diamond market over the third quarter, Triple Flag concluded that an indicator of impairment existed. Management performed an impairment analysis for the Renard stream in accordance with IAS 36 and for the Bridge Financing under IFRS 9.

Triple Flag considered a variety of factors to determine the recoverable amount of the Renard stream and the recoverability of the loan receivable, including cash flows expected to be generated from the Renard mine over the estimated life of mine under different mine plans and diamond price scenarios. On October 27, 2023, the Renard mine was placed in care and maintenance and Stornoway filed for creditor protection under the CCAA in Quebec.

As a result, Triple Flag concluded that there was no reasonable expectation of recovery of the loan receivable and determined that the recoverable amount of the Renard stream was nil, resulting in a total impairment charge of $20.2 million for the year ended December 31, 2023, of which $11.7 million related to the bridge loan receivable and $8.5 million to the mineral interest.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

4.	Beaufor

In the second half of 2022, Monarch Mining Corporation (“Monarch”), owner of the Beaufor mine, suspended its operations at the Beaufor mine due to financial and operational challenges. On September 27, 2022, the mine was put on care and maintenance for an indefinite period. Due to the continued suspension of operations at the Beaufor mine, the Company concluded that this was a triggering event. As a result, management performed an impairment analysis for the Beaufor royalty investment as at December 31, 2022, resulting in the Beaufor royalty being written down to its estimated recoverable amount of $6.8 million.

During the three months ended September 30, 2023, management concluded that the continued suspension of operations at the Beaufor mine, exceeding  a period of 12 months, coupled with the market activity and financial position of Monarch as at June 30, 2023, was a triggering event. Triple Flag considered a variety of factors to determine the recoverable amount of the Beaufor royalty, including cash flows expected to be generated from the Beaufor mine over the estimated life of mine.

Triple Flag determined the recoverable amount of the Beaufor royalty investment to be $nil and therefore recorded an impairment charge of $6.8 million for the year ended December 31, 2023.

14. Amounts payable and other liabilities

As at December 31	2024	2023
Accrued liabilities[1]	$14,792	$13,630
Amounts payable	2,846	628
Stock-based compensation (Note 20)	4,923	811
Accrued interest[2]	529	597
Total amounts payable and other liabilities	$23,090	$15,666
1.	Accrued liabilities include accruals for the annual short-term incentive plan and services performed as well as an accrual for the ASPP (2024 and 2023: $8.0 million).
2.	Accrued interest represents interest and standby charges accrued on the Credit Facility.

15. Debt

As at December 31	2024	2023
Debt – opening balance	$57,000	$—
Drawdowns	63,000	130,000
Repayments	(120,000)	(73,000)
Debt - closing balance	$—	$57,000

Revolving Credit Facility

The Credit Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. The Credit Facility is secured by the Company’s assets, present and future (including mineral interests and other assets).

Advances under the Credit Facility can be drawn as follows:

●	Base rate loans with interest payable monthly at the greater of (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.75% and 1.75% per annum (December 31, 2023: 0.75% and 1.75% per annum) depending upon the Company’s leverage ratio; or

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

●	SOFR loans for periods of one, two, three or six months with interest payable at a rate of SOFR, plus between 1.75% and 2.75% per annum (December 31, 2023: 1.75% and 2.75% per annum), depending on the Company’s leverage ratio.

As at December 31, 2024, the debt balance on the Credit Facility was $nil (2023: $57.0 million). Finance costs for the year ended December 31, 2024, were $5.5 million (2023: $7.2 million), including interest charges and standby fees. Standby fees range from 0.39% to 0.62% per annum (2023: 0.39% to 0.62% per annum) depending on the Company’s leverage ratio, even if no amounts are outstanding under the Credit Facility. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios. As at December 31, 2024, all such ratios and requirements were met.

16. Operating expenses by nature1

For the years ended December 31	2024	2023
Employee costs[2,3]	$16,144	$14,533
Office, insurance and other expenses	5,171	5,369
Professional services[3]	3,845	4,412
Total general administration and business development costs	$25,160	$24,314

1.Includes general administration costs and business development costs.

2.Includes stock-based compensation expense of $4.3 million (2023: $5.3 million).

3.Certain costs have been presented within business development costs due to their nature.

17. Finance costs, net

For the years ended December 31	2024	2023
Interest expense – debt and lease obligation	$5,618	$7,322
Interest income	(545)	(3,200)
Total finance costs, net	$5,073	$4,122

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

18. Commitments and contingencies

Commitments

Mineral interests

The following table summarizes the Company’s commitments to make per unit cash payments for metal to which it has the contractual right pursuant to the metal purchase and sale agreements and prepaid interest agreements:

Attributable
Mineral interest	Commodity	Inception date		volume purchased	Per unit cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016		65%[1]	10% of monthly average	Life of mine
ATO	Gold	Aug. 11, 2017		25%[2]	17% of spot	Life of mine
ATO	Silver	Aug. 11, 2017		50%[3]	17% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018		16.5%[4]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019		100%[5]	5% of spot	Life of mine
Impala Bafokeng	Gold	Jan. 23, 2020		70%[6]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020		54%[7]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020		80%[7]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023	[8]	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023	[8]	100%	Lesser of $650 and spot	Life of mine
El Mochito	Silver	Jan. 19, 2023	[8]	25%	25% of spot	Life of mine
Agbaou	Gold	Aug. 14, 2024		3%[9]	10% of spot	Life of mine
Bonikro	Gold	Aug. 14, 2024		3%[10]	10% of spot	Life of mine

Prepaid gold interests
Auramet	Gold	Jan. 19, 2023	[8]	1,250 ounces per quarter	16% of spot	Commercial conditions milestones	[11]
1.	65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.
2.	25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter, 25% of gold subject to an annual cap of 7,125 ounces.
3.	50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter, 50% of silver subject to an annual cap of 59,315 ounces.
4.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison project’s production capacity increases. Triple Flag has the option to increase its stream participation percentage by paying an additional deposit of an amount up to $65.0 million.
5.	The streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.
6.	70% of payable gold produced until 261,000 ounces have been delivered and 42% thereafter.
7.	54% of payable gold produced until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced until 9,000,000 ounces have been delivered and 40% thereafter.
8.	Acquired pursuant to the Maverix acquisition.
9.	3% of payable gold until 29,000 ounces have been delivered and 2% thereafter.
10.	3% of payable gold until 39,300 ounces have been delivered and 2% thereafter.
11.	On and after September 27, 2031 and the delivery of 50,000 ounces of gold.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Contingencies

i.	Kemess Project

On May 16, 2018, Triple Flag entered into a silver purchase and sale agreement in relation to silver production from the Kemess project. In exchange for an upfront deposit of $45.0 million and ongoing payments of 10% of the average five-day silver market price for each ounce of silver purchased, Triple Flag will receive 100% of the payable silver produced at the mine, subject to a fixed ratio floor of 5.5755 ounces of silver for each 1,000 pounds of copper produced from the Kemess underground area and fixed payable metal percentages for copper and silver. The upfront deposit is to be paid in four instalments: $10.0 million upon a construction decision, $10.0 million on the first anniversary of the initial payment, and two $12.5 million payments on the following two anniversaries.

Funding of the upfront deposit is subject to certain closing conditions, including the public announcement by Centerra Gold Inc. of a construction decision. To date, no construction decision has been announced.

ii.	Acquisition of a precious metals stream

On November 7, 2024, Triple Flag entered into a definitive agreement with a South American-based counterparty to acquire a precious metals stream for total cash consideration of $35.0 million. The underlying asset is a fully permitted brownfield operation located in Peru that is anticipated to restart in the near term. Closing and subsequent funding of this transaction is contingent on, amongst other things, execution and delivery of the filed security agreements.

iii.	Acquisition of 0.5% gross overriding revenue royalty on the Tres Quebradas lithium project

On December 19, 2024, Triple Flag entered into a definitive agreement to acquire an existing 0.5% GOR on the Tres Quebradas construction-stage lithium project from LRC, for total consideration of $28.0 million. Closing and subsequent funding of the transaction is contingent on, amongst other things, the registration of the royalty. Refer to Note 6 for further detail.

19. Related party transactions

The Company’s related parties include its subsidiaries and key management personnel. During the normal course of operations, the Company enters into transactions with its subsidiaries for services. Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other material related party transactions reported in the year.

The Company’s related parties are its key management personnel and its Directors, as well as Triple Flag Mining Aggregator S.à r.l. (“Aggregator”). Aggregator owns a majority of the issued and outstanding common shares of the Company and is controlled by certain investment funds advised by Elliott Investment Management L.P. and its affiliates.

Compensation for key management personnel of the Company was as follows:

For the years ended December 31	2024	2023
Salaries and short-term employee benefits[1]	$11,857	$9,234
Stock-based compensation[2]	4,287	5,299
	$16,144	$14,533
1.	Includes salary, benefits, and bonuses earned in the period.
2.	Represents stock options, restricted share units, performance share units and deferred share units.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

20. Stock-based compensation

Stock options

Under the Company’s SOP, certain employees and officers may purchase common shares at an exercise price determined by the Board. The exercise price is the higher of the fair market value of a common share as of the grant date or the volume weighted average trading price of the common shares on the NYSE on the five trading days immediately prior to the applicable date on which the stock option is granted. Stock options vest equally in annual instalments over three years and have a seven-year expiry.

At December 31, 2024, 1,563,467 (2023: 3,957,362) stock options were outstanding. The options are expected to expire seven years after the grant date. No options were granted in 2024. The options granted in 2023 has an exercise price of $13.73 per share. The options granted in 2023 were valued using the Black-Scholes model and incorporated several key assumptions, which include volatility of 36%, expected dividend yield of 1.5%, option life of 4.5 years, forfeiture rate of 10% and risk-free rate of 3%. The options will vest one-third on each of the following three anniversaries of the grant date.

The expected volatility assumptions have been developed taking into consideration the historical volatility of comparable peer companies. Expected life of the option is derived from the option valuation model, factoring in vesting and expiry of the options. Forfeitures have also been factored in based on historical forfeiture rates. The risk-free rate is based on the Government of Canada benchmark bond yields in effect at the time of the grant.

Compensation expense for stock options was $0.4 million in 2024 (2023: $3.4 million) and is presented as a component of employee costs within operating expenses. As at December 31, 2024, 972,370 options (2023: 1,507,172) were available to be exercised.

Employee Stock Option Activity

	2024		2023
	Options	Average exercise price	Options	Average exercise price
At January 1	3,957,362	$13.17	3,032,771	$13.00
Granted	—	—	966,413	13.73
Exercised	(1,850,957)	13.06	—	—
Forfeited	(542,938)	13.37	(41,822)	13.35
At December 31	1,563,467	$13.24	3,957,362	$13.17

Stock Options Outstanding

	Non-exercisable			Exercisable
		Years until	Intrinsic		Intrinsic
Exercise price	Options	fully vested	value[1]	Options	value[1]
$13.00	237,273	0.2	$484	807,229	$1,647
$13.73	353,824	1.2	$464	165,141	$216
	591,097		$948	972,370	$1,863
1.	Based on the closing market share price on December 31, 2024 of $15.04.

As at December 31, 2024, there was $0.3 million (2023: $2.2 million) of total unrecognized compensation cost relating to stock options. The Company expects to recognize this cost over a period of 1.2 years.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Restricted Share Units, Performance Share Units and Deferred Share Units

During the year ended December 31, 2024, 197,688 RSUs (2023: 120,065) were awarded to employees of the Company. The RSUs granted in 2022 and 2023 have a 36-month cliff vesting period while the 2024 RSU grant vests over a period of 36-months in three equal tranches, with additional RSUs credited to reflect dividends paid over the vesting period. Included in the Company’s stock-based compensation expense is an amount of $0.9 million (2023: $1.0 million) relating to RSUs. As at December 31, 2024, there was $2.3 million (2023: $1.5 million) of total unrecognized stock-based compensation expense relating to unvested RSUs granted, which is expected to be recognized over a period of 2.2 years. The RSU expense is a non-cash general administration expense. The value of the RSU liability as at December 31, 2024, was $2.7 million (2023: $1.8 million), of which $1.2 million (2023: $0.8 million) is current.

During the year ended December 31, 2024, the Company granted 166,971 PSUs to employees of the Company. This was the first grant of PSUs by the Company. The PSUs will cliff vest over a period of 36-months from the grant date, with additional PSUs credited to reflect dividends paid over the vesting period. Included in the Company’s stock-based compensation expense is an amount of $0.4 million relating to PSUs. As at December 31, 2024, there was $1.9 million of total unrecognized stock-based compensation expense relating to unvested PSUs granted, which is expected to be recognized over a period of 2.2 years. The PSU expense is a non-cash general administration expense. The value of the PSU liability as at December 31, 2024, was $0.5 million, of which $nil is current.

During the year ended December 31, 2024, 57,728 DSUs (2023: 66,504) were granted to its non-executive independent Directors under the DSU Plan. Additional DSUs are credited to reflect dividends paid. The mark-to-market adjustment recorded for the year ended December 31, 2024, in respect of the DSU Plan resulted in an increase in the DSU liability of $0.3 million (2023: $0.06 million). The value of the DSU liability as at December 31, 2024, was $3.8 million (2023: $2.5 million), all of which is current (2023: $nil).

21. Income taxes

a.	Income tax expense

For the years ended December 31	2024	2023
Current income tax expense	$10,121	$4,687
Deferred tax expense (recovery)	193	(4,580)
Income tax expense	$10,314	$107

For the years ended December 31	2024	2023
Tax expense related to continuing operations
Current
Canada	$—	$860
International	10,121	3,827
	10,121	4,687
Deferred
Canada	(1,291)	(4,468)
International	1,484	(112)
	193	(4,580)
Income tax expense	$10,314	$107

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

A reconciliation between income tax expense and the product of accounting profit multiplied by the Company’s weighted average tax rate applicable to profits of the consolidated entities is provided below:

For the years ended December 31	2024	2023
(Loss) earnings before income taxes	$(12,770)	$36,389

At 26.5% statutory rate	$(3,384)	$9,643
Tax effects of:
Differences in foreign statutory tax rates	(5,936)	(14,911)
Temporary difference subject to Initial Recognition Exemption	3,717	4,000
Deferred tax asset not recognized	7,928	3,104
Income/expenses not taxed	5,533	(628)
Adjustments in respect to prior year	1,293	(465)
Impact of foreign exchange on deferred tax balance	724	(253)
Other	439	(383)
Income tax expense	$10,314	$107

b.	Deferred income tax

The significant components of deferred income tax assets and liabilities as at December 31, 2024 and 2023, respectively, were as follows:

Summary of Deferred Income Tax Assets and Liabilities

For the years ended December 31	2024	2023
Deferred tax assets
Non-capital loss carry-forwards	$21,897	$19,541
Stream and other assets	6,915	7,298
	28,812	26,839
Deferred tax liabilities
Royalties and other assets	(23,300)	(21,134)
	5,512	5,705
Classification
Non-current assets	8,446	9,343
Non-current liabilities	(2,934)	(3,638)
	$5,512	$5,705

Movement in Net Deferred Taxes

For the years ended December 31	2024	2023
Balance, beginning of the year	$5,705	$1,125
Recognized in profit and loss	(193)	4,580
Balance, end of year	$5,512	$5,705

Changes in deferred tax assets and liabilities have been recorded in net earnings for all periods presented.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Non-Capital Losses

Non-capital losses (“NCLs”) generated in Canada that are not utilized will expire in a period of 20 years from the date of incurrence. As a result, the current non-capital loss balance has losses that expire between 2038 and 2044, as follows:

Year of Expiry	2038 to 2039	2040 to 2041	2042 to 2044	Total
NCLs	$25,826	$19,175	$27,193	$72,194

22. Shareholders’ equity

Share capital

The Company is authorized to issue an unlimited number of common and preferred shares. At December 31, 2024, the share capital comprised 201,211,843 common shares with no par value.

	Number of common shares	Share capital
Balance at December 31, 2022	155,685,593	$1,250,194
Issuance of shares pursuant to the Maverix acquisition	45,097,390	491,111
Exercise of stock options	256,799	442
Issuance of shares upon exercise of warrants[1]	1,800,000	24,336
Normal course issuer bid purchase of common shares and ASPP	(1,485,820)	(16,903)
Balance at December 31, 2023	201,353,962	$1,749,180
Exercise of stock options	473,081	(163)
Normal course issuer bid purchase of common shares and ASPP	(615,200)	(4,676)
Balance at December 31, 2024	201,211,843	$1,744,341
1.	On April 12, 2023, the holder of 1,800,000 Triple Flag share warrants, exercised the warrants and acquired 1,800,000 Triple Flag shares at an exercise price of $9.11 per share.

In November 2024, Triple Flag received approval from the TSX to renew its normal course issuer bid (“NCIB”). Under the NCIB, the Company may acquire up to 10,071,642 (2023 NCIB: 10,078,488) of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2025. Daily purchases will be limited to 39,117 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2024 to October 31, 2024, except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled.

For the year ended December 31, 2024, the Company purchased 615,200 (2023: 1,485,820) of its common shares under the NCIB for $8.9 million (2023: $20.7 million), of which $5.3 million (2023: $13.9 million) was share capital.

In connection with the NCIB, the Company established an ASPP with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. The Company accrued $8.0 million (2023: $8.0 million) for share repurchases under the ASPP for the self-imposed blackout period over the reporting period.

Dividends

In 2024, the Company declared and paid dividends in United States dollars totaling $43.3 million (2023: $41.3 million), which equates to an average dividend per share of $0.0538 (2023: $0.0513) per declaration. For the year ended December 31, 2024, no shares were issued from treasury for participation in the Dividend Reinvestment Plan (2023: nil).

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

23. Capital management

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, meet contractual obligations under stream agreements with respect to mineral interests and facilitate debt repayments.

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company’s assets. For effective capital management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at December 31, 2024, the Company expects its capital resources and projected future cash flows from operations will be sufficient to support its normal operating requirements on an ongoing basis. Refer to the liquidity risk section of Note 25 for further discussion of the availability of funds to the Company.

The Company is not subject to material externally imposed capital requirements and is in compliance with all its covenants under its Credit Facility (refer to Note 15) as at December 31, 2024.

24. Financial instruments

The Company’s financial instruments include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses), investments and loans receivable, amounts payable and other liabilities, lease obligations and debt.

The Company applies all of the requirements of IFRS 9 to its financial instruments. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company’s financial assets that are subject to credit risk include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses) and loans receivable. The amounts receivable (excluding value added taxes and prepaid expenses) are carried at amortized cost and had a carrying value of $16.0 million as at December 31, 2024, (2023: $12.3 million). Loans receivable are carried at amortized costs and had a carrying value of $1.8 million (2023: $28.0 million).

The expected credit loss for the loans receivable is measured based on the general approach. The expected credit loss was estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive, discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of factors including, among others, production results, operating costs, commodity prices and capital requirements. Triple Flag considered both quantitative and qualitative factors as part of this assessment. The application of the expected credit loss model did not have a significant impact on the Company’s loan receivables as at December 31, 2024, because the Company determined that the expected credit losses on its loan receivables were nominal.

The Company applies the simplified approach permitted by IFRS 9 for amounts receivable, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. Considering the current turnover and credit risk associated with the amounts receivable (excluding value added taxes and prepaid expenses), the application of the expected credit loss model did not have a significant impact, because the Company determined that the expected credit losses on these financial assets were nominal.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

To provide an indication of the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 11b for additional details on investments that are measured at fair value.

The carrying value of amounts receivable (excluding value added taxes and prepaid expenses), cash and cash equivalents, investments, loans receivable, amounts payable and other liabilities (excluding stock-based compensation liabilities), and debt approximates their fair value. Financial assets and financial liabilities as at December 31, 2024, and December 31, 2023, were as follows:

		Financial assets	Financial liabilities
As at December 31, 2024	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$36,245	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	16,022	—
Prepaid gold interests	49,539	—	—
Investments	3,010	—	—
Loans receivable	—	1,784	—
Amounts payable and other liabilities	—	—	18,167
Total	$52,549	$54,051	$18,167

		Financial assets	Financial liabilities
As at December 31, 2023	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$17,379	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	12,307	—
Prepaid gold interests	40,248	—	—
Investments	6,248	—	—
Loans receivable	—	27,976	—
Amounts payable and other liabilities	—	—	14,855
Debt	—	—	57,000
Total	$46,496	$57,662	$71,855

25. Financial risk exposure and risk management

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Company is exposed to the following types of risk and manages them as follows:

a.	Currency risk

As the Company evaluates potential mining interests across the globe, some of the Company’s financial instruments and transactions are denominated in currencies other than the U.S. dollar. The fluctuation of the U.S. dollar in relation to different currencies will consequently have an impact upon the expenses and profitability of the Company and may also affect the value of the Company’s assets.

To mitigate this risk, the Company maintains the majority of its cash balances in U.S. dollars and purchases of foreign currencies are made only as and when required, at the prevailing spot price, to fund corporate activities and facilitate payments.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

b.	Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates.

The only liability subject to interest is the Credit Facility, which bears a variable interest rate when drawn. The undrawn Credit Facility is subject to standby charges. An increase of 1% in interest rates would have resulted in a decrease in net earnings of $0.4 million (2023: $0.5 million).

c.	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company’s royalty receivables, loans receivable, cash and cash equivalents, short-term investments and prepaid gold interests.

The Company’s metals received from the various mineral interests and prepaid gold interests are sold to a third-party customer and have limited credit risk.

The Company receives royalty payments on a quarterly basis and the risk associated with collection of royalties is minimal since the royalty payments are from mines that generally generate cash flows.

Credit approvals and other monitoring procedures are also in place to ensure that follow-up action is taken to recover overdue loans receivable amounts, with management being proactively involved in discussions with counterparties to whom loans are provided. Furthermore, the Company reviews the recoverable amount of each loan receivable on an individual basis at the end of the reporting period to ensure that an adequate loss allowance is made where management determines there to be an expected credit loss.

In the case of other receivables of financing facilities, the Company performs either a credit analysis or ensures that it has sufficient guarantees in case of non-payment by the third party to cover the net book value of the other receivables.

The Company manages counterparty credit risk, in respect of cash and cash equivalents, by maintaining bank accounts with highly rated U.S. and Canadian banks. As at December 31, 2024, the Company’s cash and cash equivalents are maintained with U.S. and Canadian banks with a minimum A1/P1 rating.

d.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company finances its operations through a combination of operating cash flows and debt. The Company primarily uses funds generated from operating activities to fund operational expenses and interest and principal payments on its borrowings. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, and by utilizing access to undrawn credit facilities.

The Company believes its cash on hand and estimated cash flows from royalties and the sale of metal credits will be sufficient to fund its anticipated operating cash requirements for the next 12 months.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Below is a maturity analysis of the Company’s undiscounted financial liabilities and contractual obligations:

		Less than one	One to three	After three
As at December 31, 2024	Total	year	years	years
Amounts payable and other liabilities	$23,090	$23,090	$—	$—
Lease obligation	1,961	419	865	677
Total	$25,051	$23,509	$865	$677

		Less than one	One to three	After three
As at December 31, 2023	Total	year	years	years
Amounts payable and other liabilities	$15,666	$15,666	$—	$—
Lease obligation	2,573	444	933	1,196
Debt	57,000	—	57,000	—
Total	$75,239	$16,110	$57,933	$1,196

e.	Commodity price risk

The profitability of the Company’s operations and mineral interests relates primarily to the market price and outlook of gold and silver.

Commodity prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control including, but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macroeconomic variables, geopolitical events and certain other factors related specifically to gold (including central bank reserves management).

To the extent that the price of commodities increases over time, the fair value of the Company’s mineral interests will increase and cash flows will improve; conversely, declines in the price of a commodity will reduce the fair value of mineral interests and cash flows. A protracted period of depressed prices could impair the Company’s operations and acquisition opportunities, and significantly erode shareholder value.

An increase/decrease of 10% in the price of gold and silver, the Company’s two largest net revenue sources, would result in an increase/decrease of net earnings of approximately $15.2 million (2023: $10.1 million) and $8.9 million (2023: $6.7 million), respectively. The Company does not use derivatives to mitigate its exposure to commodity price risk.

26. Revenue

Revenue is comprised of the following:

For the years ended December 31	2024	2023
Revenue from contracts with customers
Stream and related interests
Gold	$108,143	$74,743
Silver	96,584	74,275
Other	842	8,139
Royalty Interests	62,050	46,867
Revenue – other	1,372	—
Total revenues	$268,991	$204,024

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Stream and related interests and royalty revenues were mainly earned from the following mineral interests:

For the years ended December 31	2024	2023
Revenue from contracts with customers
Stream and related interests
Cerro Lindo	$69,876	$45,602
Northparkes	64,636	28,337
Buriticá	16,352	11,352
Impala Bafokeng	13,998	12,487
Auramet	11,919	9,794
ATO	10,706	19,030
Bonikro	7,335	—
Agbaou	4,731	—
La Colorada	3,344	5,149
Other	2,672	25,406
	$205,569	$157,157
Royalty Interests
Beta Hunt	$11,605	$9,498
Fosterville	9,907	9,923
Camino Rojo	6,732	4,459
Kensington	6,715	—
Young-Davidson	6,397	5,218
Florida Canyon	4,959	4,098
Stawell	3,337	1,621
Agbaou	2,975	2,570
Dargues	2,971	3,094
Other	6,452	6,386
	$62,050	$46,867
Revenue from contracts with customers	$267,619	$204,024
Revenue – other	$1,372	$—
Total revenues	$268,991	$204,024

During the year ended December 31, 2024, sales to one financial institution accounted for 64% of the Company’s revenue (2023: 55%). The Company would not be materially affected should this financial institution cease to buy precious metal credits from the Company as these sales would be redirected to alternate financial institutions.

27. Segment disclosure

The Company’s business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and related interests, and royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Geographic revenues from the sale of metals and diamonds received or acquired from streams and related interests and royalties is determined by the location of the mining operations giving rise to the stream and related interests or royalty.

For the years ended December 31, 2024 and 2023, stream and related interests, and royalty revenues were mainly earned from the following jurisdictions:

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Revenue by geography

For the years ended December 31	2024	2023
Australia[1]	$94,095	$54,064
Peru[2]	70,509	45,863
United States[3]	26,520	26,366
Colombia[5]	16,352	11,352
Côte d'Ivoire[4]	15,041	2,570
South Africa[5]	13,998	12,487
Canada[6]	10,909	15,967
Mongolia[5]	10,706	19,030
Mexico[7]	10,585	10,887
Other[8]	276	5,438
Total revenues	$268,991	$204,024
1.	Includes revenue from streams for the year ended December 31, 2024 of $64.6 million (2023: $28.3 million) and revenues from royalties for the year ended December 31, 2024 of $29.5 million (2023: $25.7 million).
2.	Includes revenue from streams for the year ended December 31, 2024 of $69.9 million (2023: $45.6 million) and revenues from royalties for the year ended December 31, 2024 of $0.6 million (2023: $0.3 million).
3.	Includes revenue from streams and related interests for the year ended December 31, 2024 of $13.5 million (2023: $22.3 million) and revenues from royalties for the year ended December 31, 2024 of $11.7 million (2023: $4.1 million) and other revenue of $1.3 million (2023: $nil).
4.	Includes revenue from streams and related interests for the year ended December 31, 2024 of $12.0 million (2023: $nil) and revenues from royalties for the year ended December 31, 2024 of $3.0 million (2023: $2.6 million).
5.	All revenue from streams and related interests.
6.	Includes revenue from streams for the year ended December 31, 2024 of $0.8 million (2023: $7.7 million) and revenues from royalties for the year ended December 31, 2024 of $10.1 million (2023: $8.2 million).
7.	Includes revenue from streams for the year ended December 31, 2024 of $3.4 million (2023: $5.1 million) and revenues from royalties for the year ended December 31, 2024 of $7.2 million (2023: $5.7 million).
8.	Includes revenue from streams of $0.2 million (2023: $5.2 million) and revenues from royalties of $0.1 million (2023: $0.2 million).

As at December 31, 2024 and 2023, non-current assets were located in the following jurisdictions:

For the years ended December 31	2024	2023
Australia	$607,194	$636,310
United States	297,232	399,051
Canada	236,536	254,066
South Africa	130,860	130,975
Côte d’Ivoire	101,468	59,321
Peru	90,036	115,179
Mexico	66,376	72,826
Colombia	43,145	46,040
Chile	32,391	31,764
Guatemala	24,900	24,900
Honduras	22,187	22,268
Mongolia	17,350	18,110
Other	24,659	26,616
Total non-current assets	$1,694,334	$1,837,426

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

28. Changes in working capital

For the years ended December 31	2024	2023
Increase in amounts receivable and other assets	$(2,737)	$(4,168)
Increase in inventory[1]	(1,128)	(363)
Increase in amounts payable and other liabilities	3,639	2,799
Change in working capital	$(226)	$(1,732)
1.	Excludes depletion.

29. Earnings per share – basic and diluted

For the years ended December 31	2024		2023
	Basic	Diluted	Basic	Diluted
Net (loss) earnings	$(23,084)	$(23,084)	$36,282	$36,282
Weighted average shares outstanding	201,304,234	201,304,234	199,327,784	199,519,312
(Loss) earnings per share	$(0.11)	$(0.11)	$0.18	$0.18